Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$380	1,316	1,110	224	1,250	948
Less: income from equity investee	(7)	(25)	(22)	(24)	(15)	(13)
Add: estimated fixed charges	382	1,516	1,502	1,486	1,504	1,223
Add: estimated amortization of capitalized interest	5	19	17	16	15	12
Add: distributed income of equity investee	6	19	22	14	12	14
Less: interest capitalized	(12)	(52)	(47)	(41)	(43)	(25)
Total earnings available for fixed charges	$754	2,793	2,582	1,675	2,723	2,159
Estimate of interest factor on rentals	$39	152	144	147	142	126
Interest expense, including amortization of premiums, discounts and debt issuance costs	331	1,312	1,311	1,298	1,319	1,072
Interest capitalized	12	52	47	41	43	25
Total fixed charges	$382	1,516	1,502	1,486	1,504	1,223
Ratio of earnings to fixed charges	1.97	1.84	1.72	1.13	1.81	1.77